Exhibit 99.1

Pansoft Company Limited Allen Zhang, Chief Financial Officer Phone: +86-531-8887-1159 Email: allen.zhang@pansoft.com	CCG Investor Relations Inc. Mr. Crocker Coulson, President Phone: +1-646-213-1915 (New York) Email: crocker.coulson@ccgir.com

For immediate release:

Pansoft Engages Crowe Horwath (HK) CPA Limited as Independent Auditor

Jinan, China, July 26, 2010 – Pansoft Company Limited (NASDAQ: PSOF) (“Pansoft” or the “Company”), a leading ERP software service provider for the oil and gas industry in China, today announced that it has engaged Crowe Horwath (HK) CPA Limited (“Crowe Horwath”) as its independent registered public accounting firm effective immediately.

Due to a change in the business structure of the previous auditor firm, Pansoft dismissed AGCA, Inc. and engaged Crowe Horwath. Pansoft management believes that the engagement of an accounting firm with a well recognized international network is necessary for its planned business growth.  The engagement was approved by the audit committee of Pansoft.  The decision to change auditors was not due to any disagreement between the Company and its former auditors on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

“We are pleased to engage Crowe Horwath as our new independent auditor and look forward to working with the firm in the future,'' commented Mr. Hugh Wang, Chairman of Pansoft. “We fully appreciate the professional services rendered by the audit team of AGCA, Inc. and look forward to building a strong, long-term relationship with Crowe Horwath, which will benefit our shareholders and increase our standing in the investment community.”

About Crowe Horwath (HK) CPA Limited

Crowe Horwath (HK) CPA Limited ("Crowe Horwath") is a full-service CPA member firm of Crowe Horwath International based in Hong Kong. The firm provides a comprehensive range of professional services including audit, tax and advisory services to clients in the Greater China region. Crowe Horwath has over 20 directors, 300 professional and supporting staff, as well as a strong technical team. For more information, go to Crowe Horwath’s website at: https://www.crowehorwath.hk.

About Pansoft Company Limited

Pansoft is a leading enterprise resource planning (“ERP”) software and professional services provider for the oil and gas industry in China.  Its ERP software offers comprehensive solutions for various business operations including accounting, order processing, delivery, invoicing, inventory control, and customer relationship management. For more information, go to Pansoft's website at http://www.pansoft.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements concerning Pansoft Company Limited, which include but are not limited to, statements regarding Pansoft’s independent auditor, to the ability to achieve business growth, improvement on profit margin and anticipated revenue growth.  The actual results may differ materially depending on a number of risk factors including but not limited to, the following: general economic and business conditions, development, shipment and market acceptance of products, additional competition from existing and new competitors, changes in technology or product techniques, the Company’s ability to successfully integrate business acquisitions, and various other factors beyond its control.  All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risk factors detailed in the Company’s reports filed with the Securities and Exchange Commission.  Pansoft Company Limited undertakes no duty to revise or update any forward-looking statements to reflect events or circumstances after the date of this release.

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